SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2003 and Independent Accountants’ Review Report (Convenience Translation into English from the Original Previously Issued in Portuguese)” dated on September 09, 2003.

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Interim Financial Statements

for the Quarter and Six-month Period

Ended June 30, 2003

and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP - Brazil

1.	We have made a special review of the accompanying quarterly information, Company and consolidated, of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries, consisting of the balance sheets as of June 30, 2003, the statements of operations for the quarter and six-month period then ended, management’s comments on consolidated performance and other relevant information, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Companies’ managements.

2.	Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.	Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4.	The balance sheets, Company and consolidated, as of March 31, 2003, and the statements of operations, Company and consolidated, for the quarter and six-month period ended June 30, 2002, presented for comparative purposes, were reviewed by us and our special review reports, dated April 30, 2003 and July 24, 2002, respectively, were issued without qualification.

5.	These interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 18, 2003

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2003

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
ASSETS
CURRENT ASSETS	3,919,900	5,666,902	4,002,431	5,748,132

Cash and cash equivalents	324,880	1,877,047	356,734	1,904,459
Trade accounts receivable, net	2,165,920	2,079,825	2,191,256	2,109,926
Loans and securities	2,606	3,032	2,606	3,032
Deferred and recoverable taxes	1,085,499	1,033,396	1,100,152	1,045,524
Other recoverable amounts	94,372	83,615	95,029	84,184
Inventories	147,691	151,204	160,025	164,785
Other	98,932	438,783	96,629	436,222

NONCURRENT ASSETS	899,958	979,899	903,402	984,215

Loans and securities	9,820	9,658	9,820	9,658
Amounts for capitalization	53,067	50,314	53,067	50,314
Deferred and recoverable taxes	503,704	597,004	510,636	604,294
Escrow deposits	221,995	210,390	222,050	210,442
Receivables from related parties	83,676	88,826	80,120	85,788
Other	27,696	23,707	27,709	23,719

PERMANENT ASSETS	15,787,129	16,232,477	15,785,364	16,199,603

Investments	242,828	248,122	168,817	173,238
Property, plant and equipment, net	15,355,235	15,782,675	15,427,481	15,824,685
Deferred charges	189,066	201,680	189,066	201,680

TOTAL ASSETS	20,606,987	22,879,278	20,691,197	22,931,950

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2003

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	3,904,391	5,051,772	3,956,272	5,061,522

Loans and financing	1,135,873	2,355,278	1,135,873	2,355,278
Accounts payable and accrued expenses	932,067	858,702	979,288	865,068
Taxes payable	720,539	643,643	723,303	645,588
Payroll and related charges	150,894	111,310	151,624	111,763
Profit participation	264,504	778,787	264,504	778,787
Consignments for third parties	135,039	129,844	135,252	130,019
Reserve for contingencies	41,034	38,902	41,040	38,908
Unrealized losses on derivatives	414,593	—	414,593	—
Payables to related parties	26,558	43,361	26,558	43,361
Other	83,290	91,945	84,237	92,750

LONG-TERM LIABILITIES	2,662,406	3,149,975	2,694,735	3,192,897

Loans and financing	1,959,526	2,483,636	1,959,526	2,483,636
Taxes payable	33,930	35,346	33,957	35,373
Reserve for contingencies	466,250	411,848	466,349	411,924
Payables to related parties	27,456	47,690	59,659	90,509
Other	175,244	171,455	175,244	171,455

SHAREHOLDERS’ EQUITY	14,038,564	14,675,905	14,038,564	14,675,905

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,743,412	2,743,037	2,743,412	2,743,037
Profit reserves	471,098	471,098	471,098	471,098
Retained earnings	4,845,980	5,483,696	4,845,980	5,483,696

FUNDS FOR CAPITALIZATION	1,626	1,626	1,626	1,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,606,987	22,879,278	20,691,197	22,931,950

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED JUNE 30, 2003 AND 2002

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
GROSS OPERATING REVENUE	3,784,755	3,218,367	3,803,362	3,236,987

Telecommunication services/sales revenue	3,784,755	3,218,367	3,803,362	3,236,987
Revenue deductions	(1,027,204)	(837,835)	(1,028,561)	(840,092)

OPERATING REVENUE, NET	2,757,551	2,380,532	2,774,801	2,396,895
Cost of services provided and of sales	(1,619,194)	(1,376,241)	(1,627,191)	(1,382,973)

GROSS PROFIT	1,138,357	1,004,291	1,147,610	1,013,922

OPERATING EXPENSES	(593,087)	(488,796)	(604,688)	(497,359)

Selling	(307,577)	(235,460)	(317,434)	(238,335)
General and administrative	(210,735)	(225,592)	(208,469)	(228,619)

Results from investments accounted for under the equity method	(5,294)	10,877	(4,560)	8,116
Other, net	(69,481)	(38,621)	(74,225)	(38,521)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	545,270	515,495	542,922	516,563
Financial expenses, net	(166,701)	(251,713)	(165,426)	(251,683)

INCOME FROM OPERATIONS	378,569	263,782	377,496	264,880
Nonoperating income, net	10,344	11,381	10,434	11,381

INCOME BEFORE TAXES	388,913	275,163	387,930	276,261
Income and social contribution taxes	(129,628)	(92,016)	(128,645)	(93,114)

NET INCOME	259,285	183,147	259,285	183,147

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,280	493,665,346

EARNINGS PER THOUSAND SHARES - R$	0.53	0.37

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

(In thousands of Brazilian reais - R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
GROSS OPERATING REVENUE	7,433,883	6,381,882	7,472,396	6,418,802

Telecommunication services/sales revenue	7,433,883	6,381,882	7,472,396	6,418,802
Revenue deductions	(2,013,972)	(1,663,539)	(2,016,854)	(1,668,212)

OPERATING REVENUE, NET	5,419,911	4,718,343	5,455,542	4,750,590
Cost of services provided and of sales	(3,185,953)	(2,739,343)	(3,199,469)	(2,753,790)

GROSS PROFIT	2,233,958	1,979,000	2,256,073	1,996,800

OPERATING EXPENSES	(1,188,299)	(979,209)	(1,213,464)	(992,944)

Selling	(571,567)	(467,572)	(586,284)	(472,776)
General and administrative	(481,595)	(425,754)	(484,407)	(430,881)
Results from investments accounted for under the equity method	(4,028)	9,351	(4,329)	7,364
Other, net	(131,109)	(95,234)	(138,444)	(96,651)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	1,045,659	999,791	1,042,609	1,003,856
Financial expenses, net	(347,104)	(403,420)	(344,599)	(403,377)

INCOME FROM OPERATIONS	698,555	596,371	698,010	600,479
Nonoperating income, net	21,228	4,650	21,318	4,650

INCOME BEFORE TAXES	719,783	601,021	719,328	605,129
Income and social contribution taxes	(239,926)	(205,757)	(239,471)	(209,865)

NET INCOME	479,857	395,264	479,857	395,264

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,280	493,665,346

EARNINGS PER THOUSAND SHARES - R$	0.97	0.80

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2003

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - “TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 of April 14, 1998, as part of the spin-off of Telebrás.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A. - Telesp and Companhia Telefônica da Borda do Campo - CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A. - TBS, a consortium controlled by Telefónica Internacional S.A. - TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar’s controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (ANATEL), the Brazilian telecommunication regulatory authority, TelespPar’s restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A. - Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts - BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, as of June 30, 2003, Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depositary Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

b)	The telecommunications services subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession which will expire on December 31, 2005, renewable for another period of 20 years.

Telecomunicações de São Paulo S.A. - Telesp

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed as a closely-held corporation; it is principally engaged in providing technical assistance services for the installation, operation, and maintenance of telephone, data and IT networks, value-added services, including content services, internet connection and access services, as well as web-based technological services and related support, and the installation, operation and maintenance of internet, intranet and extranet solutions, and the sale, rental and maintenance of IT and telecommunications equipment.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Ceterp - Centrais Telefônicas de Ribeirão Preto S.A. (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through a public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company increased the capital of the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2.	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements were prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated statements include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

Telecomunicações de São Paulo S.A. - Telesp

The financial statements as of June 30, 2002 were reclassified, when applicable, for comparative purposes.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the financial statements as of June 30, 2003 of the Company and its subsidiaries are consistent with those described in the notes to the financial statements for the year ended December 31, 2002.

4.	OPERATING REVENUE, NET

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Monthly charges	1,964,994	1,800,389	1,965,356	1,800,389
Installation	51,252	50,194	51,252	50,194
Local service	1,378,122	1,269,660	1,378,122	1,269,660

Domestic long distance	986,173	645,671	986,173	645,671

Intraregional	723,476	645,671	723,476	645,671
Interregional	262,697	—	262,697	—

Network	1,749,955	1,364,587	1,749,955	1,364,587
International long distance	44,043	4,838	44,043	4,838
Use of network	557,195	641,917	557,195	641,917
Public telephones	114,170	95,604	114,170	95,604
Business communication	266,594	210,071	266,594	210,071
Other	321,385	298,951	359,536	335,871

Gross operating revenue	7,433,883	6,381,882	7,472,396	6,418,802

Taxes on gross revenue	(1,978,016)	(1,656,649)	(1,980,898)	(1,661,322)

State VAT (ICMS)	(1,702,560)	(1,419,272)	(1,702,671)	(1,421,551)
PIS and COFINS (taxes on revenue)	(270,741)	(232,815)	(272,536)	(234,143)
Municipal Services Tax (ISS)	(4,715)	(4,562)	(5,685)	(5,094)
Other	—	—	(6)	(534)

Discounts	(35,956)	(6,890)	(35,956)	(6,890)

Net operating revenue	5,419,911	4,718,343	5,455,542	4,750,590

On June 26, 2003, through Notices No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003, except for the former Ceterp’s Region which is July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for

Telecomunicações de São Paulo S.A. - Telesp

the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, due to a court injunction, tariff adjustments are temporarily limited to the Consumer Price Index (IPC). This decision is still pending appeal and final judgment, when the adjustment index to be applied will be known.

On June 25, 2002, through Notices No. 26,687 and No. 26,660, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 28, 2002. The local basic plan had an average increase of 8.27%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 5.02%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 9.40% on average.

5.	COST OF SERVICES PROVIDED AND OF SALES

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Depreciation and amortization	1,323,990	1,304,628	1,323,990	1,304,628
Personnel	133,986	159,606	134,148	160,247
Materials	26,183	19,654	26,368	19,705
Network interconnection	1,237,858	916,679	1,237,858	916,679
Outside services	376,385	260,831	388,952	268,020
Other	87,551	77,945	88,153	84,511

Total	3,185,953	2,739,343	3,199,469	2,753,790

6.	SELLING EXPENSES

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Depreciation and amortization	2,992	1,082	2,992	1,082
Personnel	69,333	67,490	70,893	67,631
Materials	19,956	22,459	19,984	22,488
Outside services	245,636	184,789	256,050	188,294
Provision for doubtful accounts	217,720	177,598	220,423	179,088
Other	15,930	14,154	15,942	14,193

Total	571,567	467,572	586,284	472,776

Telecomunicações de São Paulo S.A. - Telesp

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Depreciation and amortization	94,230	76,523	95,254	76,822
Personnel	127,358	88,018	127,787	88,756
Materials	9,690	9,750	9,723	9,768
Outside services	225,297	236,129	226,534	238,851
Other	25,020	15,334	25,109	16,684

Net	481,595	425,754	484,407	430,881

8.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Financial income	1,401,090	665,358	1,403,853	668,173

Income from temporary cash investments	112,394	11,811	114,734	11,836
Gains on derivative operations	323,369	587,733	323,369	590,252
Interest	46,581	46,033	46,795	46,248
Other	8,444	9,574	8,563	10,207
Monetary/Exchange variations	910,302	10,207	910,392	9,630

Financial expenses	(1,748,194)	(1,068,778)	(1,748,452)	(1,071,550)

Interest on liabilities	(263,290)	(153,734)	(263,299)	(154,061)
Losses on derivative operations	(1,442,116)	(129,163)	(1,442,116)	(130,429)
Expenses on financial transactions	(42,473)	(28,371)	(42,720)	(28,682)
Monetary/Exchange variations	(315)	(757,510)	(317)	(758,378)

Net	(347,104)	(403,420)	(344,599)	(403,377)

Telecomunicações de São Paulo S.A. - Telesp

9.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Income	154,901	112,856	155,153	111,735

Technical and administrative services	24,740	17,968	23,617	16,132
Income from supplies	12,322	13,626	12,325	13,649
Dividends	7,615	265	8,780	885
Fines on telecommunication services	35,188	36,023	35,288	36,070
Recovered expenses	11,698	15,212	11,757	15,228
Reversal of reserve for contingencies	10,366	3,042	10,414	3,042
Other	52,972	26,720	52,972	26,729

Expenses	(286,010)	(208,090)	(293,597)	(208,386)

Supplies, including write-offs and adjustments to realizable value	(24,267)	(25,762)	(25,621)	(25,767)
Goodwill amortization - Ceterp	(16,022)	(16,022)	(16,022)	(16,022)
Donations and sponsorships	(3,825)	(10,541)	(3,838)	(10,556)
Taxes (other than on income)	(102,776)	(64,306)	(102,914)	(64,378)
Provision for contingencies	(80,670)	(31,254)	(80,694)	(31,254)
Commissions on voice and data communication services (*)	(43,908)	(54,908)	(43,908)	(54,908)
Other	(14,542)	(5,297)	(20,600)	(5,501)

Total	(131,109)	(95,234)	(138,444)	(96,651)

(*)	Commissions to Telefônica Empresas S.A.

10.	NONOPERATING INCOME, NET

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Income	25,080	55,834	25,218	55,834

Proceeds from sale of property, plant and equipment	6,375	35,724	6,455	35,724
Fines	2,181	4,370	2,239	4,370
Recovery of ICMS credits from 1997	—	7,556	—	7,556
Unidentified taxes collected	16,524	8,103	16,524	8,103
Other	—	81	—	81

Expenses	(3,852)	(51,184)	(3,900)	(51,184)

Cost of property, plant and equipment disposals	(3,537)	(50,481)	(3,585)	(50,481)
Other	(315)	(703)	(315)	(703)

Net	21,228	4,650	21,318	4,650

Telecomunicações de São Paulo S.A. - Telesp

11.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Income and social contribution tax expenses

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Social contribution tax expense	(60,985)	(54,455)	(60,867)	(55,546)
Income tax expense	(178,941)	(151,302)	(178,604)	(154,319)

Total	(239,926)	(205,757)	(239,471)	(209,865)

The components of deferred tax assets and liabilities are shown in notes 14 and 24, respectively.

12.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Cash and banks	21,275	9,210	26,562	13,639
Temporary cash investments	303,605	1,867,837	330,172	1,890,820

Total	324,880	1,877,047	356,734	1,904,459

13.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Unbilled	796,414	812,736	796,414	812,736
Billed	1,827,100	1,684,801	1,872,990	1,730,144

Gross accounts receivable	2,623,514	2,497,537	2,669,404	2,542,880

Allowance for doubtful accounts	(457,594)	(417,712)	(478,148)	(432,954)

Total	2,165,920	2,079,825	2,191,256	2,109,926

Current	1,450,600	1,453,877	1,477,800	1,481,483
Past due - 1 to 30 days	436,229	372,465	438,397	374,589
Past due - 31 to 60 days	148,405	134,857	149,111	135,561
Past due - 61 to 90 days	73,638	48,718	74,013	49,016
Past due - 91 to 120 days	23,881	20,691	24,169	20,971
Past due - more than 120 days	490,761	466,929	505,914	481,260

Total	2,623,514	2,497,537	2,669,404	2,542,880

Telecomunicações de São Paulo S.A. - Telesp

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel (long-distance operator). Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of June 30, 2003.

14.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Jun./2003	Jun./2002	Jun./2003	Jun./2002
Income tax withheld at source	174,036	140,208	174,713	140,636
Prepaid income tax	68,953	63,249	71,589	65,837
Prepaid social contribution tax	38,793	38,477	39,279	38,945

Deferred taxes	993,899	1,061,277	1,008,491	1,074,040

Tax loss carryforward credits	96,316	116,883	101,388	122,223
Social contribution tax loss credits	34,573	41,950	36,400	43,874
Tax credit from corporate restructuring	351,488	417,392	351,488	417,392
Reserve for contingencies	156,125	137,729	156,161	137,757
Post-retirement benefit plans	52,037	50,683	52,037	50,683
Income tax on other temporary differences	222,787	217,846	228,417	221,869
Social contribution tax on other temporary differences	80,573	78,794	82,600	80,242

State VAT (ICMS) (*)	312,612	326,970	314,759	329,098
Other	910	219	1,957	1,262

Total	1,589,203	1,630,400	1,610,788	1,649,818

Current	1,085,499	1,033,396	1,100,152	1,045,524
Noncurrent	503,704	597,004	510,636	604,294

(*)	Refers to credits on the acquisition of property, plant and equipment items; recovery occurs in 48 months.

Deferred income and social contribution tax credits

The Company has assets of R$130,889, representing income and social contribution tax loss carryforwards of R$385,264 and R$384,144 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$1,284,213 and R$1,280,480, respectively.

Telecomunicações de São Paulo S.A. - Telesp

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of such deferred tax credits as of June 30, 2003, as follows:

Year	Company	Consolidated
2003(*)	351,384	359,041
2004	458,465	465,400
2005	92,971	92,971
2006	91,080	91,080

Total	993,899	1,008,491

(*)	Expected to be realized from July to December 2003.

The recoverable amounts above are based on projections that are subject to future changes.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained by the Company for corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	Jun./2003	Mar./2003
Goodwill	1,065,117	1,264,826
Reserve	(713,629)	(847,434)

Net	351,488	417,392

Goodwill amortization	(399,419)	(199,709)
Reversal of reserve	267,611	133,805
Tax credit	135,802	67,901

Effect on income	3,994	1,997

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10,637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

Telecomunicações de São Paulo S.A. - Telesp

For a better presentation of the Company’s financial position and results of operations in the interim statements, the net amount of R$351,488 (R$417,292 as of March 31, 2003) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$263,616 as of June 30, 2003 and March 31, 2003) and noncurrent assets (R$87,872 as of June 30, 2003 and R$153,776 as of March 31, 2003), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

15.	LOANS AND SECURITIES

	Company/Consolidated
	Jun./2003	Mar./2003
Repassed foreign currency loans	4,716	5,496
Tax incentives, net of allowance	411	411
Amounts linked to National Treasury securities	7,295	6,779
Other	4	4

Total	12,426	12,690

Current	2,606	3,032
Noncurrent	9,820	9,658

16.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Advances to employees	15,914	7,671	15,996	7,764
Advances to suppliers	50,824	47,949	51,264	48,389
Other advances	25,147	26,040	25,147	26,040
Other	2,487	1,955	2,622	1,991

Total current	94,372	83,615	95,029	84,184

17.	INVENTORIES

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Consumable supplies	149,293	153,295	149,393	153,382
Resale items	217,043	233,474	229,277	246,968
Scrap	416	531	416	531
Prepaid public telephone cards	6,816	4,908	6,816	4,908
Allowance for reduction to market value	(225,877)	(241,004)	(225,877)	(241,004)

Total	147,691	151,204	160,025	164,785

Telecomunicações de São Paulo S.A. - Telesp

18.	OTHER ASSETS

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Unrealized gains on derivatives	—	356,164	—	356,164
Prepaid expenses	82,297	67,882	82,324	67,904
Receivables from related companies	5,307	4,233	5,307	4,233
Other	39,024	34,211	36,707	31,640

Total	126,628	462,490	124,338	459,941

Current	98,932	438,783	96,629	436,222
Noncurrent	27,696	23,707	27,709	23,719

19.	ESCROW DEPOSITS

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Civil litigation	34,217	36,193	34,241	36,218
Tax litigation	151,540	141,686	151,540	141,686
Labor claims	36,238	32,511	36,269	32,538

Total noncurrent	221,995	210,390	222,050	210,442

20.	INVESTMENTS

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
In subsidiaries/affiliates carried under the equity method	149,042	154,336	10,111	7,564

Aliança Atlântica Holding B.V.	67,386	73,329	—	—
Assist Telefônica S.A.	71,545	73,443	—	—
Companhia AIX de Participações	10,111	7,564	10,111	7,564

Investments carried at cost	93,786	93,786	158,706	165,674

Portugal Telecom	75,362	75,362	140,282	147,250
Other companies	29,627	29,627	29,627	29,627
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,727)	(29,727)	(29,727)	(29,727)

Total	242,828	248,122	168,817	173,238

Telecomunicações de São Paulo S.A. - Telesp

The principal financial information on the subsidiaries/affiliates, as of June 30, 2003 and March 31, 2003, is as follows:

	Jun./2003			Mar./2003
	Aliança Atlântica	Assist Telefônica	Companhia AIX (*)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Paid-up capital	132,442	94,000	73,980	146,658	94,000	72,942

Subscribed capital	132,442	94,000	74,000	146,658	94,000	74,000
Unpaid capital	—	—	(20)	—	—	(1,058)
Retained earnings (deficit)	2,330	(22,455)	(42,403)	—	(20,557)	(50,364)

Shareholders’ equity	134,772	71,545	31,577	146,658	73,443	22,578

Number of subscribed shares	88,148	94,000	74,000	88,148	94,000	74,000
Number of unpaid shares	—	—	(20)	—	—	(1,058)

Number of paid-up shares	88,148	94,000	73,980	88,148	94,000	72,942
Number of common shares owned	44,074	94,000	23,680	44,074	94,000	23,680
Ownership	50%	100%	32%	50%	100%	32%

(*)	Balance as of May 31, 2003. Total unpaid capital of R$20 refers to the other controlling shareholders. For the Company’s investment purposes, total shareholders’ equity includes unpaid capital.

Aliança Atlântica Holding B.V., a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. the other 50%. This company is proportionally consolidated by the Company.

Companhia AIX de Participações was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploration of underground fiber optic cables. As of June 30, 2003, the Company holds a 32% in the capital of Companhia AIX. This investment is carried under the equity method.

The equity method pick-up for the Company is as follows:

	Jun./2003	Jun./2002
Aliança Atlântica (exchange variation)	(6,638)	15,852
Assist Telefônica	(863)	1,351
Companhia AIX de Participações	3,473	(7,852)

Total	(4,028)	9,351

Telecomunicações de São Paulo S.A. - Telesp

As of June 30, 2001, the property accounts included amounts related to advances to Barramar S.A. for cable rights of way. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represented the Company’s portion. On April 29, 2002, a new capital increase in the amount of R$44,000 was authorized, in conformity with the Minutes of the 6th Extraordinary Shareholders’ Meeting; the Company’s share was R$14,080.

As a result, a net R$84,905 is recorded as “Amounts for capitalization” in noncurrent assets, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totaling R$101,867 as of June 30, 2003; also, an allowance for losses of R$48,800 was recognized, leaving a net balance of R$53,067.

Telecomunicações de São Paulo S.A. - Telesp

21.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates - %	Jun./2003			Mar./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		36,342,965	(21,389,386)	14,953,579	36,086,905	(20,699,093)	15,387,812

Switching and transmission equipment	12.50	15,047,541	(9,728,144)	5,319,397	14,901,637	(9,394,286)	5,507,351
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,976,783	(6,867,959)	4,108,824	10,956,106	(6,690,276)	4,265,830
Transmission equipment - modems	20.00	494,398	(308,578)	185,820	466,823	(277,093)	189,730
Underground and marine cables, poles and towers	5.00 to 6.67	382,650	(176,307)	206,343	380,581	(172,332)	208,249
Subscriber, public and booth equipment	12.50	1,581,835	(719,984)	861,851	1,543,041	(678,195)	864,846
Electronic data processing equipment	20.00	438,006	(323,907)	114,099	431,684	(313,878)	117,806
Buildings and underground cables	4.00	6,240,323	(2,878,870)	3,361,453	6,233,493	(2,822,984)	3,410,509
Vehicles	20.00	61,696	(49,595)	12,101	62,046	(50,641)	11,405
Land	—	260,652	—	260,652	256,822	—	256,822
Other	10 to 20	859,081	(336,042)	523,039	854,672	(299,408)	555,264

Construction in progress	—	401,656	—	401,656	394,863	—	394,863

Total		36,744,621	(21,389,386)	15,355,235	36,481,768	(20,699,093)	15,782,675

Average depreciation rates - %				10.52			10.53

Assets fully depreciated				9,457,828			8,900,268

Telecomunicações de São Paulo S.A. - Telesp

	Consolidated
	Annual depreciation rates - %	Jun./2003			Mar./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		36,386,425	(21,391,600)	14,994,825	36,091,391	(20,700,483)	15,390,908

Switching and transmission equipment	12.50	15,047,541	(9,728,144)	5,319,397	14,901,637	(9,394,286)	5,507,351
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,978,694	(6,868,405)	4,110,289	10,958,017	(6,690,674)	4,267,343
Transmission equipment - modems	20.00	494,398	(308,578)	185,820	466,823	(277,093)	189,730
Underground and marine cables, poles and towers	5.00 to 6.67	382,650	(176,307)	206,343	380,581	(172,332)	208,249
Subscriber, public and booth equipment	12.50	1,581,840	(719,985)	861,855	1,543,046	(678,196)	864,850
Electronic data processing equipment	20.00	439,017	(324,417)	114,600	432,695	(314,337)	118,358
Buildings and underground cables	4.00	6,240,323	(2,878,870)	3,361,453	6,233,493	(2,822,984)	3,410,509
Vehicles	20.00	61,882	(49,604)	12,278	62,171	(50,646)	11,525
Land	—	260,652	—	260,652	256,822	—	256,822
Other	10 to 20	899,428	(337,290)	562,138	856,106	(299,935)	556,171

Construction in progress	—	432,656	—	432,656	433,777	—	433,777

Total		36,819,081	(21,391,600)	15,427,481	36,525,168	(20,700,483)	15,824,685

Average depreciation rates - %				10.52			10.53

Assets fully depreciated				9,457,828			8,900,268

Telecomunicações de São Paulo S.A. - Telesp

22.	DEFERRED CHARGES

Deferred charges as of June 30 and March 31, 2003 are comprised as follows:

	Company/Consolidated
	Jun./2003	Mar./2003
Preoperating expenses	42,771	45,560

Cost	55,788	55,788
Accumulated amortization	(13,017)	(10,228)

Merged goodwill - Ceterp S.A.	77,362	85,373

Cost	187,951	187,951
Accumulated amortization	(110,589)	(102,578)

Goodwill on acquisition of IP network	68,933	70,747

Cost	72,561	72,561
Accumulated amortization	(3,628)	(1,814)

Total	189,066	201,680

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, being recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

23.	LOANS AND FINANCING

Composition

	Currency	Annual interest rate - %	Maturity	Consolidated balance as of June 30, 2003
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,430	86,383	95,813
CIDA	CAN$	3.00	2005	896	617	1,513
Comtel	US$	10.75	2004	27,342	890,320	917,662
Other loans in foreign currency			To 2009	1,098,205	982,206	2,080,411

Total				1,135,873	1,959,526	3,095,399

Telecomunicações de São Paulo S.A. - Telesp

		Annual Interest rate - %		Consolidated balance as of March 31, 2003
	Currency		Maturity	Current	Long term	Total
Mediocrédito	US$	1.75	2014	10,534	100,853	111,387
CIDA	CAN$	3.00	2005	779	835	1,614
Comtel	US$	10.75	2004	4,290	1,039,461	1,043,751
Other loans in foreign currency			To 2009	1,898,117	1,342,487	3,240,604
Local currency		CDI	2003	441,558	—	441,558

Total				2,355,278	2,483,636	4,838,914

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Principal	Interest	Consolidated balance as of Jun./2003
Resolution No. 2,770	US$	8.00 to 25.7	495,115	57,719	552,834
Resolution No. 2,770	Yen	1.05	272,169	596	272,765
Resolution No. 4,131	US$	7.80	57,440	1,351	58,791
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	114,880	2,339	117,219
Import financing	US$	4.00 to 9.17	38,880	3,307	42,187
Import financing	US$	Libor + 0.25 to + 3.00	68,092	1,749	69,841
Debt assumption	US$	8.45 to 27.50	208,249	40,496	248,745
“Untied Loan”	Yen	Libor + 1.25	713,973	4,056	718,029

Total			1,968,798	111,613	2,080,411

	Currency	Annual interest rate - %	Principal	Interest	Consolidated balance as of Mar./2003
Resolution No. 2,770	US$	1.00 to 32.55	1,385,732	146,253	1,531,985
Resolution No. 2,770	Yen	1.05	76,641	577	77,218
Resolution No. 4,131	US$	7.80	67,062	66	67,128
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	134,124	4,305	138,429
Import financing	US$	4.00 to 9.17	45,393	2,935	48,328
Import financing	US$	Libor + 0.25 to 3.00	102,019	3,201	105,220
Debt assumption	US$	4.55 to 27.50	369,948	55,091	425,039
“Untied Loan”	Yen	Libor + 1.25	845,880	1,377	847,257

Total			3,026,799	213,805	3,240,604

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

As of June 30, 2003, four of the Company’s loan and financing agreements contain restrictive clauses (financial covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been fully complied with by the Company and do not restrict its capacity to conduct its regular business.

Telecomunicações de São Paulo S.A. - Telesp

Long-term debt maturities

Year	Amount
2004 (*)	1,206,637
2005	203,482
2006	127,634
2007	127,634
Starting 2008	294,139

Total	1,959,526

(*)	Amounts maturing in the second half of 2004.

24.	TAXES PAYABLE

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Taxes on income:
Income tax payable	160,487	114,949	161,715	115,557
Social contribution tax payable	58,919	42,082	59,364	42,301

Indirect taxes:
Value-added taxes (State taxes)	473,583	459,426	473,814	459,658
Taxes on revenue	48,555	50,155	48,876	50,492
Other	12,925	12,377	13,491	12,953

Total	754,469	678,989	757,260	680,961

Current	720,539	643,643	723,303	645,588
Long term	33,930	35,346	33,957	35,373

25.	PROFIT PARTICIPATION

	Company/Consolidated
	Jun./2003	Mar./2003
Interest on capital	180,412	650,879

Telefónica Internacional S.A.	—	327,402
SP Telecomunicações Holding S.A.	—	107,866
Minority shareholders	180,412	215,611

Dividends	84,092	127,908

Telefónica Internacional S.A.	—	76,704
SP Telecomunicações Holding S.A.	—	13,809
Minority shareholders	84,092	37,395

Total	264,504	778,787

Telecomunicações de São Paulo S.A. - Telesp

26.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

	Company		Consolidated
Nature	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Labor	142,565	126,911	142,663	126,987
Tax	309,541	272,660	309,541	272,660
Civil	55,178	51,179	55,185	51,185

Total	507,284	450,750	507,389	450,832

Current	41,034	38,902	41,040	38,908
Long term	466,250	411,848	466,349	411,924

26.1.	Labor contingencies

The Company has various labor contingencies, with R$142,565 (R$142,663 - consolidated) reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:
Remote	1,246,439
Possible	70,607
Probable	142,565

Assist Telefônica:
Remote	2,645
Possible	55
Probable	98

Total	1,462,409

(i)	These contingencies involve various actions, principally related to wage differences, wage equivalence, overtime, employment relationship of employees of an outsourced company and job hazard premium, among others.

26.2	Tax contingencies

Regarding tax issues, the following aspects should be considered:

(ii)	The possible existence of differences as regards the interpretation of the application of taxes to certain types of revenue.

(iii)	Recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition.

Telecomunicações de São Paulo S.A. - Telesp

(iv)	The lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Risk	Amount
Telesp:
Remote	816,076
Possible	1,524,187
Probable (*)	309,541

Assist Telefônica:
Remote	8,789
Possible	3,615
Probable	—

Total	2,662,208

(*)	The Company, in spite of the opinion of its legal counsel, elected to reserve on a conservative basis certain contingencies for which the degree of risk was considered, by the attorneys, as remote and possible. See items g), j) and m).

The Company has reserved R$309,541 to cover probable losses. The principal legal proceedings for which the risk is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Social Security Agency (INSS), amounting to R$492,190, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$336,031, not reserved by the Company.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$104,686, for which the risk is considered possible but not probable.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$51,473, for which the risk is considered possible but not probable.

Telecomunicações de São Paulo S.A. - Telesp

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$597,809, referring to:

d)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$140,570 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible, but not probable, risk, and to R$149,650 for the period from April 1998 to December 1999, considered as a remote risk.

e)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$238,693, considered as a remote risk, not reserved by the Company.

f)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,839, considered as a possible but not probable risk, not reserved by the Company.

g)	Judicial proceeding, referring to the anticipated benefit of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$29,670, for which the risk is considered possible but not probable; however, the Company has maintained the reserve previously recognized by Ceterp.

h)	Assessment notice referring to the use of tax credits from January to April 2002, in the amount of R$25,025, for which the risk is considered remote; no reserve was recognized.

i)	Assessment notice, referring to the use of ICMS credits related to the acquisition of materials and supplies in the amount of R$9,362, for which the risk is considered possible but not probable; no reserve was recognized.

•	Litigation at the Federal and Municipal levels in the amount of R$294,497:

j)	The Company filed an action challenging, through November 2002, the expansion of the calculation basis for taxes on revenue (COFINS) and (PIS - until November 2002) for the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss and has recognized a reserve in the amount of R$190,557, in case the initial judicial interpretation does not prevail.

k)

FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against

Telecomunicações de São Paulo S.A. - Telesp

current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,778, which was considered as a possible, but not probable, loss, not reserved by the Company.

l)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$68,314.

m)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as remote, the Company recognized a reserve for the unpaid amounts, in the amount of R$6,965.

n)	In addition to the aforementioned contingencies, the Company has, at the municipal level, reserves related to the real estate tax (IPTU) in the amount of R$562.

o)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,311. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable.

26.3	Civil contingencies

Risk	Amount
Telesp:
Remote	394,401
Possible	782,552
Probable	55,178

Assist:
Remote	1,459
Possible	35
Probable	7

Total	1,233,632

Telecomunicações de São Paulo S.A. - Telesp

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$525,343.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel. No amount has been attributed to the possible risk in the table above, because for these public civil class actions, in the event of loss, there is no way to estimate the loss for the Company; also, an amount equivalent to the amount of the litigation cannot be considered. In this situation, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation, there are demands in which the Company is the plaintiff.

27.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Wages, salaries and other compensation	17,713	16,251	17,816	16,325
Payroll charges	72,717	60,956	73,084	61,256
Accrued benefits	3,673	3,064	3,678	3,074
Employee profit sharing	56,791	31,039	57,046	31,108

Total	150,894	111,310	151,624	111,763

28.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Guarantees and deposits	6,106	4,797	6,106	4,797
Amounts charged to users	88,954	80,655	88,954	80,655
Retentions	36,693	41,374	36,906	41,549
Agreements	544	644	544	644
Other consignments - related parties	2,742	2,374	2,742	2,374

Total	135,039	129,844	135,252	130,019

Telecomunicações de São Paulo S.A. - Telesp

29.	OTHER LIABILITIES

	Company		Consolidated
	Jun./2003	Mar./2003	Jun./2003	Mar./2003
Post-retirement benefit plans	153,049	149,067	153,049	149,067
Advances from customers (telephone cards)	43,191	35,037	43,191	35,037
Amounts refundable to subscribers	39,581	56,435	40,460	57,171
Other	22,713	22,861	22,781	22,930

Total	258,534	263,400	259,481	264,205

Current	83,290	91,945	84,237	92,750
Long term	175,244	171,455	175,244	171,455

30.	SHAREHOLDERS’ EQUITY

Capital

Capital as of June 30 and March 31, 2003 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:
Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Treasury shares:
Common shares	721,629,917
Preferred shares	81,817,382

Total treasury shares	803,447,299

Total shares:
Common shares	166,041,836,519
Preferred shares	328,353,890,121

Total	494,395,726,640

Book value per thousand shares outstanding - R$	28.44

Preferred shares are nonvoting but have priority in the redemption of capital and to dividends 10% higher than those attributable to common shareholders, as prescribed by Law No. 6,404/76, amended by Law No. 10,303/01.

Telecomunicações de São Paulo S.A. - Telesp

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 41.4% of payroll of employees covered by the plan, of which 39.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 99% of Telesp’s employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000, to which 86% of the employees have adhered. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the first half of 2003, the Company made contributions to the PBS Telesp Plan in the amount of R$117 (R$122 in the same period of 2002) and to the Visão Telesp Plan in the amount of R$10,138 (R$9,890 in the same period of 2002).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 21% of its employees. Assist’s contributions to that plan for the period totaled R$40 (R$15 in 2002).

Telecomunicações de São Paulo S.A. - Telesp

As of December 31, 2001, the Company recognized in income the effect of actuarial liabilities in accordance with CVM Resolution No. 371 of December 13, 2000. For the actuarial valuation of the plans, the projected unit credit method was adopted, with the plan asset positions as of November 30, 2002. For multi-sponsored plans (PAMA and PBS-A), plan asset apportionment was based on the Company’s actuarial liabilities in relation to the plan’s total actuarial liabilities.

Based on actuarial reports, the Company increased the liability by R$7,964, equivalent to 6/12 of the total estimated plan expenses for 2003.

The accrual for the plans as of June 30 and March 31, 2003 is as follows:

Plan	Jun./2003	Mar./2003
PBS/Visão Telesp/CTB	52,446	50,626
PAMA (i)	100,603	98,441

Total Company (note 29)	153,049	149,067
Visão Assist (ii)	(13)	(13)

Total consolidated	153,036	149,054

(i)	Based on the opinion of legal counsel and its actuaries, the Company, on a conservative basis, elected to recognize this potential liability in other long-term liabilities.

(ii)	Actuarial asset.

Expenses estimated for 2003, based on actuarial reports, are as follows:

Plan	Amounts
PBS/Visão Telesp/CTB:
Cost of current service	2,679
Cost of interest	11,505
Expected return on plan assets	(6,632)
Employee contributions	(272)

Total PBS/Visão Telesp/CTB	7,280

PAMA:
Cost of current service	99
Interest on actuarial liabilities	19,220
Expected return on plan assets	(10,671)

Total PAMA	8,648

Total plans	15,928

32.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions within the controlling group, made under usual market conditions for this type of operation:

Telecomunicações de São Paulo S.A. - Telesp

	Consolidated
	Jun./2003	Mar./2003
Assets:
Current assets	55,468	45,074

Trade accounts receivable	43,661	34,341
Other recoverable amounts	6,500	6,500
Other credits	5,307	4,233

Noncurrent assets	133,187	136,102

Amounts for capitalization	53,067	50,314
Credits with related parties	80,120	85,788

Total assets	188,655	181,176

	Consolidated
	Jun./2003	Mar./2003
Liabilities:
Current liabilities	248,159	722,943

Accounts payable	218,859	151,427
Dividends and interest on capital (note 25):
Interest on capital	—	435,268
Dividends	—	90,513
Other:
Consignments for third parties	2,742	2,374
Payables to related parties	26,558	43,361

Long-term liabilities	63,454	94,392

Payables to related companies	59,659	90,509
Other liabilities	3,782	3,870
Funds to be capitalized	13	13

Total liabilities	311,613	817,335

	Consolidated
	Jun./2003	Mar./2003
Statement of income:
Income	66,252	12,143

Telecommunications services	55,963	(* )
Financial income	6,115	8,281
Other operating income	4,174	3,862

Costs and expenses	(168,455)	(396,880)

Cost of services provided	(33,931)	(8,777)
Selling	(56,147)	(58,290)
General and administrative	(35,804)	(54,424)
Financial expenses	(93)	(220,481)
Other operating expenses	(42,480)	(54,908)

(*)	Data not available for June 2002.

Telecomunicações de São Paulo S.A. - Telesp

Accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A. and Telesp Celular S.A., and to receivables for international long-distance services, principally from Telefónica de Argentina S.A. and Telefónica de España S.A.

Other recoverable amounts in current assets refer to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações, net of an allowance for losses.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telesp Celular S.A. and Telefônica Factoring do Brasil Ltda., and for international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Payables to related parties in current and long-term liabilities are composed principally of consulting fees and agency commissions payable to Telefónica Internacional S.A., management services related to the accounting, financial, human resources, asset protection, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., voice and data communication services payable to Telefônica Empresas S.A., and amounts payable to Atento Brasil S.A. for customer services, and to Terra Networks Brasil S.A. for the purchase of software related to the providing of internet access services in the State of São Paulo, called “itelefonica.com.br”.

Telecommunication services income comprises billings, principally to Telefônica Empresas S.A., Atento Brasil S.A. and Terra Networks Brasil S.A.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

In other operating income, the principal amount refers to income from Switched IP Network and Speedy Link equipment leased to Telefônica Empresas S.A.

The cost of services provided and selling expenses refer to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. Cost of services provided also comprises network interconnection, provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

Telecomunicações de São Paulo S.A. - Telesp

Other operating expenses refers to commissions on voice product and data communication services provided by Telefônica Empresas S.A.

33.	COMMITMENTS

a)	Capital expenditures

The Company submitted the capital expenditure budget for 2003 to the Board of Directors, in the amount of R$1,445,000, which was approved at the Annual Shareholders’ Meeting on March 27, 2003.

Through June 30, 2003, the Company had invested the consolidated amount of R$597,799, and in the first half of 2003, new commitments for consolidated capital expenditures are as follows:

Year of disbursement	Total contracted	Total budgeted
2003	438,965	500,487

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

34.	INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker in Brazil, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly responsible to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal coverages are:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG).

•	Car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

Telecomunicações de São Paulo S.A. - Telesp

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

35.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of June 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 6.24 euros (6.35 euros as of March 31, 2003):

	Consolidated
	Jun./2003		Mar./2003
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	165,170	75,362	186,122
Portugal Telecom - indirect interest through Aliança Atlântica	64,920	55,057	71,888	62,041

Total	140,282	220,227	147,250	248,163

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. On June 30, 2003, 100% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 100% of this debt was covered by asset positions on currency hedge transactions (swap for CDI). Swap operations were

Telecomunicações de São Paulo S.A. - Telesp

made to cover the future maturities of the debt in foreign currency, subject to Libor, at fixed or variable interest. Gains or losses on these operations are recorded in income. Through June 2003, these transactions generated a net loss of R$1,118,747 (consolidated). The Company has recorded a liability of R$414,593 as of June 30, 2003 (asset of R$356,164 as of March 31, 2003) to reflect the unrealized temporary loss.

The book value and market value of the Company’s net excess/(exposure) (a) to the exchange rate risk as of June 30 and March 31, 2003 are as follows:

	Consolidated
	Jun./2003		Mar./2003
	Book value	Market value	Book value	Market value
Liabilities:
Loans and financing	3,095,399	3,071,569	4,397,356	4,222,111
Suppliers	15,629	15,629	63,745	63,745
Asset position on swaps	3,121,290	3,106,643	4,416,974	4,242,118

Net excess (exposure) (a)	10,262	19,445	(44,127)	(43,738)

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results. As of June 30, 2003, the Company did not have swap transactions to hedge against local interest rate fluctuations. In relation to variable external rates, these transactions were only made to hedge the financing from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market interest rates in order to evaluate the need of contracting other derivatives to hedge against interest rate fluctuation.

On June 30, 2003, the Company had R$3,095,399 (R$4,397,356 as of March 31, 2003) in foreign currency loans and financing, of which R$2,190,310 (R$3,306,450 as of March 31, 2003) bore interest at fixed rates and R$905,089 (R$1,090,906 as of March 31, 2003) bore interest at floating rates (Libor). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. Accordingly, the Company’s financial results are affected by CDI fluctuations. On the other hand, the Company invests its excess cash as temporary cash investments of R$356,734 (R$1,904,459 as of March 31, 2003), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

Telecomunicações de São Paulo S.A. - Telesp

c)	Debt acceleration risk

As of June 30, 2003, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of June 30, 2003, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(All amounts in millions of Brazilian reais)

			Change
	Jun./2003	Jun./2002	R$	%
Gross operating revenue	7,472.4	6,418.8	1,053.6	16.4
Net operating revenue	5,455.5	4,750.6	704.9	14.8
Cost of services provided	(3,199.5)	(2,753.8)	(445.7)	16.2
Financial expense, net	(344.6)	(403.4)	58.8	(14.6)
Operating expenses, net	(1,213.4)	(992.9)	(220.5)	22.2
Income from operations	698.0	600.5	97.5	16.2
Net income	479.9	395.3	84.6	21.4

1.	Net operating revenue was R$5,455.5 for the first half of 2003, compared to R$4,750.6 for the same period in 2002, an increase of R$704,9 or 14.8%. In spite of the 1.1% reduction in the average plant in service, an increase in net operating revenue occurred due to the effect of the tariff adjustments in June 2002.

2.	Cost of services provided increased 16.2% due to the increase in network expense (fixed/cellular traffic) of 35% and in maintenance costs on equipment on loan to third parties (45.1%).

3.	Financial expense, net, in the amount of R$344.6 for the period, decreased by R$58.8 compared to the same period in 2002, mainly due to the decrease in the Company’s net indebtedness related to interest and losses on derivative transactions, net of exchange variation effects generated by the dollar decrease against the real.

4.	Income from operations increased 16.2%, compared to the same period last year, due to the increase in gross operating revenue and, consequently, the cost increases, as previously mentioned.

5.	Operating data (*)

Principal operating data:

	Unit	Jun./2003	Jun./2002	Change - %
Installed lines and lines in installation	Lines	14,357,553	14,340,459	0.1
Lines in service	Lines	12,402,359	12,511,515	(0.9)
Local traffic:
Local call pulses	Thousand pulses	17,952,874	17,763,441	1.1
Local call pulses billed	Thousand pulses	12,664,577	12,366,487	2.4
Public telephones	Lines	331,044	339,812	(2.6)

(*)	Not reviewed by independent accountants.

Telecomunicações de São Paulo S.A. - Telesp

6.	Amounts paid to the Federal, State and Municipal governments, as taxes, were R$2,431.1, representing 32.5% of gross operating revenue from telecommunications services.

	Jun./2003		Jun./2002
	R$	%	R$	%
State VAT (ICMS)	1,702.6	70.1	1,421.5	70.8
PIS (Federal tax on revenue)	49.5	2.0	41.7	2.1
COFINS (Federal tax on revenue)	223.0	9.3	192.4	9.6
Municipal service tax (ISS)	5.7	0.2	5.1	0.3
Federal VAT (IPI)	—	—	0.5	—
Social security contributions (INSS)	49.8	2.0	53.1	2.6
Income tax	178.6	7.3	154.3	7.7
Social contribution tax	60.9	2.5	55.6	2.8
Other taxes and contributions	161.0	6.6	82.8	4.1

Total	2,431.1	100.0	2,007.0	100.0

7.	Expansion plan and investments

Through June 30, 2003, the Company and its subsidiary have entered into agreements related to expansion and investment projects in the amount of R$439.0 (R$284.4 in the second quarter of 2003), of a total budget of R$500.5 for the period (R$315.2 in the second quarter of 2003).

7.1.	Sales of telephone lines (*)

At the end of the first half of 2003, the Company had a total of 12,402,359 lines in service, of which 74% were residential, 12% non-residential and 11% business, with the remainder representing public telephones.

7.2.	Public telephones (*)

The Company maintains a public telephone system of 331,044 units to meet the needs of the population of the State of São Paulo, and to meet the requirements established by the regulatory agency.

(*)	Not reviewed by independent accountants.

8.	ANATEL

8.1.	Goals

The quality and universalization goals for fixed-line service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

8.2.	Domestic and international long-distance operating authority

ANATEL, on March 1, 2002, recognized that the Company had met the universalization goals by more than two years in advance, which permitted the Company to receive the licenses to explore STFC on a local, nationwide and international long-distance basis throughout Brazil.

Telecomunicações de São Paulo S.A. - Telesp

On April 25, 2002, ANATEL announced the authorization mentioned above for the Company, which became the first fixed line telecommunications services operator permitted to provide STFC throughout Brazil.

On April 29, 2002, the authorization was suspended through a preliminary injunction against ANATEL, obtained by Empresa Brasileira de Telecomunicações S.A. - Embratel. As a result, the Company could not begin the commercial operation of national long-distance calls originating in its concession area to regions I (Telemar) and II (Brasil Telecom). However, local and domestic long-distance authorizations for regions I and II and Sector 33 of region III and international long-distance authorizations in all three regions were not subject to this lawsuit.

On June 28, 2002, ANATEL was able to reverse this preliminary injunction, permitting the Company to begin offering interregional national long-distance calls originating from its concession area.

In May 2003, the Company began offering local-call services in an additional six states, in addition to São Paulo, its original concession area.

The expansion of the Company’s operations covers the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

Operations in these cities mark the start of the progressive achievement of the targets established by ANATEL at the time the concession was granted for providing local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets, based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

9.	iTelefônica

The Company, through its subsidiary Assist Telefônica S.A., started to provide internet access services in the State of São Paulo (the list with the cities is available on the web site “itelefonica.com.br”).

After several tests conducted in cities in the State of São Paulo since September 29, 2002, on July 13, 2003, Telefônica will officially launch the provider iTelefonica in the entire State.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 09, 2003.	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director